Mercedes-Benz Auto Lease Trust 2021-B
Investor Report
Collection Period Ended   30-Nov-2023

Amounts in USD

Dates

Collection Period No.	30			
Collection Period (from... to)	1-Nov-2023	30-Nov-2023		
Determination Date	13-Dec-2023			
Record Date	14-Dec-2023			
Payment Date	15-Dec-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Nov-2023	15-Dec-2023	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 12/15/202	15-Nov-2023	15-Dec-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	264,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	452,600,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	452,600,000.00	88,351,639.70	40,799,517.76	47,552,121.94	105.064344	0.090145
Class A-4 Notes	120,120,000.00	120,120,000.00	120,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,289,920,000.00**	**208,471,639.70**	**160,919,517.76**	**47,552,121.94**		
Overcollateralization	180,079,530.12	180,074,942.44	180,074,942.44			
Total Securitization Value	**1,469,999,530.12**	**388,546,582.14**	**340,994,460.20**			
present value of lease payments	683,921,034.56	65,234,413.39	55,535,007.42			
present value of Base Residual Value	786,078,495.56	323,312,168.75	285,459,452.78			

	Amount	Percentage
Initial Overcollateralization Amount	180,079,530.12	12.25%
Target Overcollateralization Amount	180,074,942.44	12.25%
Current Overcollateralization Amount	180,074,942.44	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.220000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.400000%	29,450.55	0.065070	47,581,572.49	105.129413
Class A-4 Notes	0.510000%	51,051.00	0.425000	51,051.00	0.425000
Total		**80,501.55**		**$47,632,623.49**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,396,499,553.61	315,046,605.63	267,494,483.69

Available 2021-B Collections

Lease Payments Received	8,737,141.47
Net Sales Proceeds-early terminations (incl Defaulted Leases)	21,257,234.18
Net Sales Proceeds-scheduled terminations	26,797,686.30
Excess wear and tear included in Net Sales Proceeds	24,030.04
Excess mileage included in Net Sales Proceeds	88,480.36
Subtotal	56,792,061.95
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	195,518.62
Total Available Collections	**56,987,580.57**

Distribution on the Exchange Note

(1) Total Servicing Fee	323,788.82
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.52%)	136,520.20
(3) Exchange Note Principal Distributable Amount	47,552,121.94
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	8,975,149.61
Total Distribution	**56,987,580.57**

Available Funds ABS Notes

Total Exchange Note Payments	47,688,642.14
Reserve Account Draw Amount	0.00
Total Available Funds	**47,688,642.14**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	80,501.55
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	47,552,121.94
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	56,018.65
Total Distribution	**47,688,642.14**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	323,788.82	323,788.82	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	80,501.55	80,501.55	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	29,450.55	29,450.55	0.00
thereof on Class A-4 Notes	51,051.00	51,051.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	80,501.55	80,501.55	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	47,552,121.94	47,552,121.94	0.00
Principal Distribution Amount	47,552,121.94	47,552,121.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,674,998.83
Reserve Fund Amount - Beginning Balance	3,674,998.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,595.73
minus Net Investment Earnings	12,595.73
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,674,998.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,595.73
Net Investment Earnings on the Exchange Note	
Collection Account	182,922.89
Investment Earnings for the Collection Period	195,518.62

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,469,999,530.12	32,998
Securitization Value beginning of Collection Period	388,546,582.14	12,361
Principal portion of lease payments	6,643,822.99	
Terminations- Early	17,424,392.77	
Terminations- Scheduled	22,710,889.56	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	773,016.62	
Securitization Value end of Collection Period	340,994,460.20	10,951

Pool Factor	23.20%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.58%	6.57%
Weighted Average Remaining Term (months)	29.51	7.61
Weighted Average Seasoning (months)	11.34	36.09
Aggregate Base Residual Value	917,070,196.49	296,341,589.19
Cumulative Turn-in Ratio		20.92%
Proportion of base prepayment assumption realized life to date		95.46%
Actual lifetime prepayment speed		0.86%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	337,058,306.13	10,844	98.85%
31-60 Days Delinquent	2,516,543.43	73	0.74%
61-90 Days Delinquent	1,080,723.78	26	0.32%
91-120 Days Delinquent	338,886.86	8	0.10%
Total	340,994,460.20	10,951	100.00%

Delinquency Trigger		**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.416%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	655,537.25	20	34,703,835.58	886
Liquidation Proceeds	350,285.36		29,079,377.66	
Recoveries	154,897.69		5,805,424.70	
Principal Net Credit Loss / (Gain)	150,354.20		(180,966.78)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.495%	
Prior Collection Period	(0.319%)	
Second Prior Collection Period	(0.397%)	
Third Prior Collection Period	0.195 %	
Four Month Average	(0.006)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		(0.012)%
Average Net Credit Loss / (Gain)		(204.25)

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	40,252,761.70	1,390	676,156,133.90	21,158
Sales Proceeds and Other Payments Received	47,547,412.32		791,252,624.41	
Residual Loss / (Gain)	(7,294,650.62)		(115,096,490.51)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(23.998)%	
Prior Collection Period	(18.859%)	
Second Prior Collection Period	(15.041%)	
Third Prior Collection Period	(14.959%)	
Four Month Average	(18.214)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(7.830)%
Average Residual Loss / (Gain)		(5,439.86)